August 6, 2019

Gary Friedman
Chairman and Chief Executive Officer
RH
15 Koch Road, Suite K
Corte Madera, CA 94925

       Re: RH
           Form 10-K for Fiscal Year Ended February 2, 2019
           Filed March 29, 2019
           File No. 1-35720

Dear Mr. Friedman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products
cc:    Edward Lee